UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BLYTH, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number)

Robert B. Goergen

c/o The Ropart Group

Three Greenwich Office Park. 2nd Floor

Greenwich, Connecticut 06831

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

- with copies to -

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

177 Broad Street

Stamford, CT 06901

October 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Pamela M. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS The Goergen Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) CO

CUSIP  No. 09643P207

1	NAMES OF REPORTING PERSONS Ropart Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) OO-LLC

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Robert B. Goergen, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Todd A. Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Stacey Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. 09643P207

1	NAMES OF REPORTING PERSONS Emma Goergen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (see Instructions) IN

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed on behalf of the Reporting Persons relating to shares of common stock of Blyth, Inc., a Delaware corporation (the “Issuer”), $0.02 par value per share (the “Common Stock”).  Amendment No. 7 amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2011, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 30, 2012,  as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on November 30, 2012, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 26, 2012, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on April 8, 2013, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 6, 2013 and as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 31, 2015 (“Schedule 13D”).  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D and unless amended and supplemented hereby, all information previously filed remains in effect.

Item 4.  Purpose of the Transaction

Item 4 is supplemented by the addition of the following:

Tender of Shares

Pursuant to the Support Agreement, the Supporting Stockholders have tendered all shares of Common Stock beneficially owned by such stockholders in the Offer. The Offer and withdrawal rights expired as scheduled at 11:59 p.m., New York City time, on October 13, 2015. The Offer was not extended.

Following the expiration of the Offer and acceptance for payment of the shares of Common Stock tendered pursuant to the Offer, on October 14, 2015, Parent and Merger Sub were required by the Merger Agreement to consummate as soon as practicable the Merger pursuant to the terms of the Merger Agreement and without a vote or meeting of the Issuer’s stockholders pursuant to Section 251(h) of the DGCL.  Pursuant to the Merger Agreement, at the Effective Time (i.e., the time of the filing of the Certificate of Merger with the Secretary of State of Delaware on October 14, 2015), Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a subsidiary of Parent.  At the Effective Time, each of the then issued and outstanding shares of Common Stock (except for (i) shares then held by Parent, Merger Sub or the Issuer or any subsidiary of either the Issuer or Parent, all of which were canceled and retired and ceased to exist, and (ii) shares held by any stockholder of the Issuer who properly demanded appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger) were canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest, less any applicable withholding taxes. The Shares are being delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

 (a)                                 As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer as of October 14, 2015.

(a)                                 As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer as of October 14, 2015.

(c)                                  Except for the tender and acceptance of the Supporting Stockholders’ Common Stock in the Offer, as described in Item 4 herein, no transaction in the Common Stock was effected since the most recent filing of this Schedule 13D by any of the Reporting Persons.

(d)                                 Except as set forth in this Item 5, no person other than those listed above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e)                                  As a result of the transactions described in Item 4 herein, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer as of October 14, 2015.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons, dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

{02129475; 4; 2629-2 }

Exhibit 99.4

Letter dated December 11, 2013, from RBG to CVSL, Inc. (Previously Filed).

Exhibit 99.5

Tender and Support Agreement, dated as of August 30, 2015, among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and certain stockholders of Blyth, Inc. party thereto (Previously Filed).

Exhibit 24

Power of Attorney for Reporting Persons, dated July 20, 2012 (Previously Filed).

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information in this Amendment No. 7 is true, complete and correct.

Dated: October 16, 2015

ROBERT B. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen
PAMELA M. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Pamela M. Goergen
THE GOERGEN FOUNDATION, INC. By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, President
ROPART INVESTMENTS, LLC By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, Manager
ROBERT B. GOERGEN, JR. By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Robert B. Goergen, Jr.
TODD A. GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Todd A. Goergen
STACEY GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Stacey Goergen
EMMA GOERGEN By: /s/Harold B. Finn III Name: Harold B. Finn III Title: Attorney-in-Fact for Emma Goergen

Exhibit Index

Exhibit No.

Description

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated July 13, 2011 (Previously Filed).

Exhibit 99.2

Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K field on December 12, 2008) (Previously Filed).

Exhibit 99.3

Amendment No. 1 dated December 10, 2009 to Amended and Restated Employment Agreement between the Issuer and Robert B. Goergen dated December 11, 2008 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 10, 2009) (Previously Filed).

Exhibit 99.4

Letter dated December 11, 2013 from Robert B. Goergen, Jr. to CVSL, Inc. (Previously Filed)

Exhibit 99.5

Tender and Support Agreement, dated as of August 30, 2015, among CB Shine Holdings, LLC, CB Shine Merger Sub, Inc. and certain stockholders of Blyth, Inc. party thereto (Previously Filed).

Exhibit 24

Power of Attorney for Reporting Persons, dated July 20, 2012 (Previously Filed).